Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. COMPLETES AN AMENDMENT AND RE-PRICING
OF ITS SENIOR SECURED CREDIT FACILITY

Toronto, Ontario – June 30, 2015 – Progressive Waste Solutions Ltd. (the “Company” or “Progressive Waste Solutions”) (NYSE, TSX: BIN) today announced that it amended and restated its principal loan agreement resulting in, among other things, a re-pricing of its existing U.S. $2.35 billion senior secured credit facility ("credit facility").  The amended credit facility holds the amount of the Company’s revolver constant at U.S. $1.85 billion, but replaces the existing U.S. $500 million term loan B with a term loan A.

Based on the Company's current funded debt-to-EBITDA leverage ratio, the new interest rate on the revolver is LIBOR plus 1.50%, compared to the previous rate of LIBOR plus 1.75%.  The interest rate on the term loan A is LIBOR plus 1.50% (with no LIBOR floor), compared to the previous interest rate on the term loan B of LIBOR plus 1.75% (LIBOR subject to a floor of 0.75%). The Company extended the maturity of the revolver and the term loan to June 2020, from October 2018 and October 2019, respectively.

About Progressive Waste Solutions Ltd.
As one of North America's largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces. We serve our customers with vertically integrated collection and disposal assets. Progressive Waste Solutions Ltd.'s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Contact Information:
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com